SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH. D.C.
211

11016027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Investment Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	MN	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Fagely — 651-738-5586 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3)*

AFFIRMATION

I, Tamara L. Fagely, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Hartford Investment Financial Services, LLC (the "Company") as of and for the year ended December 31, 2010, are true and correct. I further affirm that, to the best of my knowledge and belief, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Tamara L. Fagely
Chief Financial Officer, Controller

Subscribed to before me this day of 22nd Feb, 2011.

Notary Public

MARY M SCHMIT
Notary Public
Minnesota
My Comm. Exp. Jan. 31, 2016

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Investment Financial Services, LLC:

We have audited the accompanying statement of financial condition of Hartford Investment Financial Services, LLC (the "Company") as of December 31, 2010, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2011

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 130,724,872
PREPAID COMMISSIONS	40,178,163
ACCOUNTS RECEIVABLE	515,605
DUE FROM AFFILIATES	12,386,491
DEFERRED INCOME TAX ASSET DUE FROM AFFILIATE	4,786,861
TOTAL ASSETS	$ 188,591,992

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 9,998,618
Income taxes due to affiliate	794,918
Accounts payable and accrued liabilities	63,613,102
Total liabilities	74,406,638
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized, issued, and outstanding, 1,000 shares	1,000
Additional Paid-in capital	16,183,335
Retained earnings	98,001,019
Total stockholder's equity	114,185,354
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 188,591,992

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commission income	$ 89,466,188
Advisory fee income	325,884,815
12b-1 fees	179,735,259
Underwriter concessions	14,530,344
Contingent deferred sales charge revenues	6,411,704
Interest income	90,416
Total revenues	616,118,726
EXPENSES:	
Retail fund commissions	275,800,143
Subadvisory fee expense	108,504,915
Distribution fees	54,327,276
Other broker-dealer expense	36,114,343
Marketing expenses	23,229,847
Other operating expense	11,564,935
Total expenses	509,541,459
INCOME BEFORE INCOME TAXES	106,577,267
PROVISION FOR INCOME TAXES	(37,301,192)
NET INCOME	$ 69,276,075

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 69,276,075
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred taxes	1,334,637
Stock-based compensation	127,594
Changes in operating assets and liabilities:	
Decrease in prepaid commission	13,331,710
Increase in accounts receivable	(174,052)
Decrease in due from affiliates	890,947
Decrease in income taxes due to affiliate	(1,736,135)
Increase in accounts payable and accrued liabilities	8,943,095
Decrease in due to affiliates	(1,147,591)
Net cash provided by operating activities	90,846,280
CASH FLOWS USED IN FINANCING ACTIVITIES — Dividends paid	(68,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	22,846,280
CASH AND CASH EQUIVALENTS — Beginning of year	107,878,592
CASH AND CASH EQUIVALENTS — End of year	$ 130,724,872
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Income taxes paid to affiliate	$ 37,704,000

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2009	$ 1,000	$ 16,055,741	$ 96,724,944	$ 112,781,685
Net income			69,276,075	69,276,075
Capital contributions for stock-based compensation plans		127,594		127,594
Dividends paid			(68,000,000)	(68,000,000)
BALANCE — December 31, 2010	$ 1,000	$ 16,183,335	$ 98,001,019	$ 114,185,354

See notes to financial statements.

1. ORGANIZATION

Hartford Investment Financial Services, LLC (the "Company") is a limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934 and is a Registered Investment Advisor, registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisors Act of 1940. The Company is a wholly owned subsidiary of HL Investment Advisors, LLC (the "Parent"), which is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford"). The Company was formed on December 9, 1996, and became a registered broker-dealer on October 31, 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with investment management agreements (the "Agreements") between the Company and The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (the "Funds"), the Company serves as the investment manager for the Funds. Each fund pays the Company a monthly fee based on the average daily net asset value of the Funds as defined in the Funds' prospectuses.

In connection with the Agreements, the Company has entered into investment subadvisory agreements with investment subadvisors. The Hartford Investment Management Company ("HIMCO"), an affiliate of the Company; and Wellington Management Company act as investment subadvisors to the Funds and provide day-to-day investment management services. HIMCO is a professional money management firm and a wholly owned subsidiary of The Hartford. The Company pays their investment subadvisors a monthly or quarterly fee based on the average daily net asset value of the Funds as defined in the respective subadvisory agreements.

The Company is the principal underwriter and sales agent for the distribution of shares of capital stock (the "Shares") of the Funds. The Company receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares.

Hartford Administrative Services Company ("HASCO"), an affiliate, serves as the transfer agent to the Funds.

Basis of Presentation — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Cash and Cash Equivalents — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less when purchased. Short-term investments totaling $130,563,163 consist of investments in money market accounts and treasury bills.

Prepaid Commissions — The Company capitalizes commissions paid to retail broker-dealers associated with the sale of Class A, Class B, and Class C shares of the Funds. Prepaid commissions are amortized over a period that is concurrent with expected fees from shareholders, including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B shares are amortized over a 72-month period and Class C shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000,000 or more) for Class A shares are amortized over 18 months, which is concurrent with the CDSC period. Effective September 30, 2009, no new or additional investments are allowed in Class B shares of the Funds. The Company performs impairment tests on the recorded amount of prepaid commissions annually and whenever events or circumstances occur indicating that prepaid commissions might be impaired. Based upon the Company's assessment as of December 31, 2010, no impairment occurred.

Accounts Payable and Accrued Liabilities— The account consists of accrued operating expenses incurred and payable for investment management services provided by subadvisors, sales and marketing expenses provide by other broker dealers and other operating expenses.

Income Taxes — The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under generally accepted accounting principles. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

Commission Income and Expense — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advisory Fee Income and Subadvisory Expense — Investment advisory fees and subadvisory expenses are recognized as services are provided and are accrued monthly based upon assets under management. These revenues are determined in accordance with contracts between the Company and the Funds to which the Company provides investment management services. The expenses are determined in accordance with contracts between the Company and the subadvisors.

12b-1 Fees — The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Funds for activities intended to result in the sale and distribution of Classes A, B, C, L, R3, and R4 and for providing services for shareholders. Some portion, or the entire fee, may be remitted to broker-dealers for distribution and/or shareholder account services. The Company recognizes 12b-1 fees as services are provided and are accrued monthly based upon assets under management.

Distribution Fees — The Company records distribution fees when incurred relating to wholesaling and distribution of shares of the Funds.

Other Broker Dealer Expenses — The Company records expenses payable to other broker dealers when incurred relating to their assistance in sales and marketing of the Funds.

Marketing and Other Operating Expenses — The Company records marketing and other operating expenses when incurred relating to services provided in facilitating the operations of the Company, including those provided by an affiliate.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement:

In January 2010, the FASB provided new guidance, *Improving Disclosures About Fair Value Measurements*, which is intended to improve disclosures of fair value measurements. The guidance requires disclosures of (1) the amounts of significant transfers in and out of Level I and Level II fair value measurements, as well as the reasons for the transfers, (2) separately presented information about purchases, sales, issuances and settlements in the reconciliation of Level III fair value measurements, (3) fair value measurement for each class of assets and liabilities, and (4) valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activities in Level III fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted this guidance on January 1, 2010. The adoption had no material impact on the Company's financial statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little,

if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs reflect the Company's own judgment about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets include financial instruments whose values are determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. Transfers of securities among the levels occur at the beginning of the reporting period; however, the Company had no transfers between levels for the year ended December 31, 2010.

The fair value of cash equivalents in an active and orderly market (e.g. not distressed or forced liquidation) are determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations or pricing matrices. When applicable, security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. For Level 1 investments, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date. As of December 31, 2010 the assets and liabilities by type of inputs applicable to the fair value measurements are as follows:

	Fair Value Measurements on a Recurring Basis			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 34,826,118	$ -	$ -	$ 34,826,118
US Government securities	95,737,045	-	-	95,737,045
Total	$ 130,563,163	$ -	$ -	$ 130,563,163

All other assets and liabilities which qualify as financial instruments under generally accepted accounting principles are carried at contractual amounts approximating fair value.

4. TRANSACTIONS WITH AFFILIATES

The Company has an expense and cost allocation agreement with its Parent. Substantially all marketing expenses related to the Company, including rent and benefit plan expenses, are initially paid by The Hartford. Marketing expenses are allocated using specific identification and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization. This arrangement is in accordance with SEC expense guidance, however, they may not be indicative of the costs that would have been incurred on a standalone basis.

The Company reimburses Hartford Life and Accident Insurance Company ("HLA") and Hartford Fire Insurance Company ('HFIRE") for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLA $88,539,307, recorded in retail fund commissions, distribution fees and marketing expenses in the statement of operations, and HFIRE $8,159,530, recorded in retail fund commissions, subadvisory fee expense, other

broker-dealer expense and other operating expense in the statement of operations, for these costs in 2010. In addition, the Company pays distribution fees (marketing, educational and administrative services) to Hartford Life Distributors, LLC ("HLD"), an affiliate of the Company. These distribution fees are paid for the wholesaling and distribution of shares of the Funds. During 2010, $9,512,961 was paid to HLD for distribution fees and commissions. In addition, the Company paid to Woodbury Financial Services ("WFS') reimbursements for dealer commissions, trail commissions, and revenue-sharing expenses of $5,112,212, which is recorded in retail fund commissions and other broker-dealer expense in the statement of operations. The Company also received revenues from affiliates. The Funds paid the Company $325,884,815 in gross advisory fees and $179,735,259 in 12b-1 fees. The Company's results of operations are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2010, the Company had receivables due from the following affiliates:

The Funds	$11,897,831
HASCO	158,254
Hartford Financial Services Co.	216
Hartford Life Investment Advisors, LLC	330,190
Total	$12,386,491

As of December 31, 2010, the Company had payables due to the following affiliates:

Hartford Life Insurance Company	$ 571,294
HLA	7,683,049
HFIRE	560,809
The Funds	1,176,713
WFS	6,753
Total	$ 9,998,618

In addition, the Company also has $520,021 recorded within accounts payable and accrued liabilities related to revenue sharing and trail commissions, which is payable to WFS.

During 2010, the Company recorded a $127,594 capital contribution from HLA relating to stock-based compensation allocated to the Company, as well as a $68,000,000 dividend payment to its Parent.

5. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap that limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, were approximately $3,200,000 during 2010. This allocation is included in the reimbursement to HLA described in Note 4.

6. INCOME TAXES

The Company's deferred tax asset of $4,786,861 relates primarily to prepaid commissions, which are amortized over various periods of up to 72 months for book purposes and are capitalized and amortized over 72 months for tax purposes. State income taxes are paid by The Hartford on behalf of the Company and are not recorded in the provision for income taxes because they are not allocated to the Company under the tax sharing agreement. The Company and The Hartford have concluded that there are no uncertain tax positions relating to the Company.

The provision for income taxes for the year ended December 31, 2010 is as follows:

Current Expense	$35,967,865
Deferred benefit	1,333,327
Provision for income taxes	$37,301,192

The Hartford files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007. The IRS examination of the years 2007 – 2009 commenced during 2010 and is expected to conclude by the end of 2012. In addition, the Company is working with the IRS on a possible settlement of a Dividends Received Deduction ("DRD") issue related to prior periods which, if settled, may result in the booking of tax benefits. Such benefits are not expected to be material to the statement of operations. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

7. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1.

At December 31, 2010, the Company's net capital of $63,409,798, was $58,449,355 in excess of the required net capital of $4,960,443, and the ratio of aggregate indebtedness to net capital was 1.17:1.

8. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

9. COMMITMENTS AND CONTINGENCIES

Mutual Funds Litigation - In October 2010, a derivative action was brought on behalf of six Hartford Mutual Funds in the United States District Court for the District of Delaware, alleging that the Company received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the Investment Company Act of 1940. Plaintiff seeks to rescind the investment management agreements and distribution plans between the Company and the six Funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation the Company received. The Company disputes the allegations and has moved to dismiss the complaint.

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Apart from the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, many of which, including the matter specifically identified above, purport to seek substantial damages for unsubstantiated conduct spanning a multi-year period based on novel and complex legal theories and damages models. The alleged damages typically are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. Most are in the earliest stages of litigation, with few or no substantive legal decisions by the court defining the scope of the claims, the class (if any), or the potentially available damages. In many, the Company has not yet answered the complaint or asserted its defenses, and fact discovery is still in progress or has not yet begun. Accordingly, management cannot estimate the possible loss or range of loss, if any, or predict the timing the eventual resolution of these matters.

10. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2010, and through February 23, 2011 which is the date the financial statements were available to be issued. The Company has not evaluated subsequent events after that date for presentation in these financial statements. There are no subsequent events requiring disclosure in or adjustment to the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010 — **Schedule (g)**

TOTAL STOCKHOLDER'S EQUITY	$114,185,354
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Due from affiliates and other assets	9,900,871
Prepaid commissions	40,178,163
Total deductions and/or charges	50,079,034
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	64,106,320
HAIRCUTS ON SECURITIES	696,522
NET CAPITAL	63,409,798
MINIMUM NET CAPITAL REQUIRED (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	4,960,443
EXCESS NET CAPITAL	$ 58,449,355
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.17
AGGREGATE INDEBTEDNESS — Total liabilities from the statement of financial condition	$ 74,406,638

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2010.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2011

To the Board of Directors and Stockholder of
Hartford Investment Financial Services, LLC:

In planning and performing our audit of the financial statements of Hartford Investment Financial Services, LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 23 , 2011) and such report expressed an unqualified opinion on those financial statements, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Hartford Investment Financial Services, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

(SEC I.D. No. 8-51290)

Financial Statements as of and for the Year Ended December 31, 2010,
Supplemental Schedule as of December 31, 2010,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT